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Securities and Exchange SECU

MAY 15 2018

RECEIVED

18007177

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69286

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aldwych Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Ave., 18th floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F Wilson — 623-533-4407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aldwych Securities LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

CHRISTOPHER BELICH
Comm. Exp. 6-6-2021
NOTARY PUBLIC
Comm. No. 01BE6128056
QUEENS COUNTY, STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aldwych Securities LLC

Statement of Financial Condition

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2017

Aldwych Securities LLC
Index
December 31, 2017

SOBEL & CO. LLC
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Aldwych Securities LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aldwych Securities LLC as of December 31, 2017, and the related notes (collectively, "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Aldwych Securities LLC as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Aldwych Securities LLC's management. Our responsibility is to express an opinion on Aldwych Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Aldwych Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Aldwych Securities LLC's auditors since 2018.

Livingston, New Jersey
April 2, 2018

Aldwych Securities LLC
Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	28,311
Prepaid expenses		3,415
TOTAL ASSETS	**$**	**31,726**
LIABILITIES & EQUITY		
Liabilities		
Accounts Payable and accrued expenses	$	12,620
Total Liabilities		**12,620**
Total Equity		19,106
TOTAL LIABILITIES & EQUITY	**$**	**31,726**

The accompanying notes are an integral part of these financial statements.

Aldwych Securities LLC
Notes to Financial Statements
December 31, 2017

1. **Organization**

Aldwych Securities LLC (the "Company"), a wholly-owned subsidiary of Aldwych LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. Prior to October 14, 2016 the Company was wholly-owned by Aldwych Capital Partners, LLC (the "Affiliate") and was assigned to the Parent on that date. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a private placement agent with respect to securities, especially the offer and sale of interests in companies in the energy industry.

2. **Significant Accounting Policies**

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Income Taxes
As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate member.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Related-Party Transactions

The Company maintains an administrative services agreement with the Parent and Affiliate. Pursuant to the agreement, the Parent and the Affiliate provide accounting, administration, information technology, compliance services, office space, employee services and other services. The Parent and Affiliate provide these services at no cost to the Company.

4. Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, shall not be less than $5,000 and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2017, the Company had a net capital of $15,691 which was $10,691 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .80 to 1.

The Company operates pursuant to the paragraph (k)(2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

5. Concentrations

All cash deposits are held by one financial institution, which are insured by the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

6. Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) no. 2014-09, *Revenue from Contracts with Customers* (Topic 606), which was amended by subsequent ASU's. This ASU requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU is effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements. The adoption of this ASU is not expected to have a material effect on how the Company recognizes

revenue, measures revenue, and presents and discloses in the financial statements.

7. Reliance on Parent

The Company continues to operate at a loss and relies upon its Parent to provide necessary working capital. The Parent has pledged to do so for the immediate future.

8. Subsequent Event

For disclosure purposes in the financial statements, the Company has evaluated subsequent events through April 2, 2018 the date the financial statements were available to be issued and there are no material events that would require adjustment to, or disclosure in, the Company's financial statements.